

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Raluca Dinu, Ph.D.
Chief Executive Officer and President
GigCapital2, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

      Re: GigCapital2, Inc.
          Amendment No. 3 to Registration Statement on Form S-4
          Filed April 28, 2021
          File No. 333-252824

Dear Dr. Dinu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

Amendment No. 3 to Form S-4 filed April 28, 2021

Risk Factors, page 62

1.   We note the risk factor in your Form 10-K/A filed on April 21, 2021 entitled "Certain of our warrants are being accounted for as a warrant liability and are being recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our Common Stock..." Please tell us why it would not be appropriate to include similar risk factor disclosure in this filing, to the extent applicable, or revise your disclosure as appropriate.

      You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey C. Selman, Esq.